September 13, 2007
Mr. William Choi
Securities and Exchange Commission
Washington, D.C. 20549

RE:	True Religion Apparel, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 27, 2007 File No. 0-51483
Dear Mr. Choi,
This letter sets forth the supplemental response of True Religion Apparel, Inc. (the “Company”) to comment 17 in your letter dated July 9, 2007 in connection with the Quarterly Report on Form 10-Q as of and for the quarter ended March 31, 2007, filed by the Company on May 10, 2007, as amended by the Company’s filing of Amendment No. 1 to the Quarterly Report on Form 10-Q on June 1, 2007. For your convenience, we have set forth the comment from your letter followed by our response.
Form 10-Q for the Quarterly Period Ended March 31, 2007
Financial Statements
Notes to Financial Statements
Note 7 — Common Stock, page 6
Stock Grants, page 6
17. We note on page 12 that you changed your method for recognizing compensation expense for restricted stock awards. Please tell us and clarify your disclosure to describe the nature of the change and the accounting impact. Please also tell us whether this change was a change in accounting principle or a correction of an error.
We have further considered the Staff’s comment and we respectfully provide the following supplemental response to the response contained in our letter dated August 17, 2007.
Background
The January 2006 restricted stock grant had a fair value of $4.3 million. The shares vested 25 percent immediately, 50 percent one year later, and 25 percent two years later.
The Company considered the relevant guidance of Statement of Financial Accounting Standards No. 123(R) Shared Based Payments (SFAS No. 123(R)) and made a policy decision to recognize the restricted stock award on a straight-line basis over the two year vesting period under paragraph 42(b) of SFAS No. 123(R). (An alternative acceptable method of separating the award into multiple awards under SFAS No. 123(R) paragraph 42(a) was not selected; this method is known as ‘graded vesting’.)

The Company recorded quarterly restricted stock expense by first computing (i) the cumulative straight-line expense based on the total fair value of the award divided by the longest term of the vesting, which was eight quarters, and (ii) the cumulative contractually or legally vested amount as of each quarter end. We applied our accounting method by recognizing a quarterly expense equal to the greater of these two cumulative amounts, less the actual cumulative amount recorded as of the prior quarter end.
Exhibit A presents the amount of expense recorded in 2006 by quarter. See “Method used in 2006”.
In the first quarter of 2007, the Company’s new CFO evaluated the appropriateness of the “Method used in 2006” because (i) no expense was recorded in the second quarter of 2006 (despite the requirement that recipients had to provide service throughout 2006 in order to receive their restricted stock that vests in the future) and (ii) only 50 percent of the award’s value was recorded in 2006 even though 75 percent of the awards value would be received by the recipients four days into 2007. Upon reconsidering SFAS No. 123(R), management developed another method to recognize the restricted stock expense. That method is shown in Exhibit A — see “Method adopted in Q1 2007”.
The Company adopted the new method to recognize restricted stock expense in the first quarter of 2007 and recorded a $1.2 million charge, representing the difference between the Method used in 2006 and the Method adopted in Q1 2007 as of December 31, 2006. The Company stated in the MD&A of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 that it had changed this accounting method and that the impact was $1.2 million.
Upon further consideration of the Method used in 2006 and the guidance provided in SFAS No. 123(R), management has concluded that the Method used in 2006 did not comply with paragraph 42 of SFAS No. 123(R). Therefore, the $1.2 million recognized in the first quarter of 2007 represents a correction of an error and not a change in accounting method. Management has considered the impact of this correction of an error upon the quarterly financial statements for the quarter ended March 31, 2007, the projected annual financial statements for the year ending December 31, 2007 and the quarterly and annual financial statements for the year ended December 31, 2006.
Consideration of Financial Statement Error
Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (SFAS No. 154) provides guidance on the correction of an error in previously issued financial statements. This guidance calls for restating the prior financial statements, describing that they have been restated, disclosing the nature of the error that was corrected, and describing the impact on each financial statement line and per share amount that is impacted by the restatement. SFAS No. 154 paragraph 27 states that its provisions do not need to be applied to immaterial items. This leads us to consider the materiality of this error.

As noted above, the Company has determined that this error impacts its 2006 interim and annual financial statements and its 2007 interim first quarter and projected annual financial statements. In order to assess the impact of this error on those statements, the Company has considered the guidance in Staff Accounting Bulletin Topic 1M, Materiality, Accounting Principles Board Opinion No. 28, Interim Financial Reporting, and the guidance in SFAS No. 154.
Materiality consideration
Concept of Materiality
We have followed the guidance in Staff Accounting Bulletin Topic 1M “Materiality”. We have used the following description of materiality from FASB’s Concepts Statement 2:
“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
We have considered both the quantitative and qualitative impact of this error required by Staff Accounting Bulletin Topic 1M “Materiality”, using the following quantitative and qualitative criteria.
Quantitative Consideration
     Authoritative guidance that distinguishes a ‘material’ error from an ‘immaterial error’ from a quantitative perspective has not been published by the FASB or the SEC. As approved by the Company’s Audit Committee, the Company applies the following quantitative consideration to evaluate the impact of errors:

Quantitative
Significance	Annual	Quarterly

Material	> 7.5% of A	> 7.5% of B

Possibly material	5.0% < X < 7.5% of A	5.0% < X < 7.5% of B

Most-likely immaterial	< 5% of A	< 5% of B

Definition	A = annual pre-tax income, net income and EPS	B = half of budgeted annual pre-tax income, net income and EPS
See Exhibit B for the documentation of our consideration of the quantitative materiality of this error on the impacted financial statements. Based on the quantitative criteria outlined above, we believe that the impact of this error is not material from a quantitative perspective to the quarterly and annual financial statements in 2006, and the projected annual 2007 financial statements as the quantitative impact of the error is less than 5%. The quantitative significance of recording the $1.2 million correction of the error in the first quarter of 2007 is ‘possibly material’ as the quantitative impact of the error is greater than 5% but less than 7.5%. We will consider the qualitative factors along with this information to determine if the overall impact is material to the first quarter 2007 financial statements.
Qualitative Consideration
The following qualitative factors are considered relevant for some or all of the financial statements impacted by this error:

Criteria	Consideration	Qualitatively Material?

Does the error cause a change in the Company’s earnings trend?	For each period shown in Exhibit B, we compared the ‘pre-tax income as reported’ and the ‘adjusted pre-tax income’ to the applicable prior year pre-tax income amount. We found that in 2006 the pre-tax income increased from the prior year to the current year for all periods using both the ‘as reported’ and ‘adjusted’ amounts. In the first quarter of 2007, the Company’s pre-tax income decreased versus the prior year using both the ‘as reported’ and ‘adjusted’ amounts.	Since the trends were the same using the ‘as reported’ and ‘adjusted’ amounts, the error is not material under this criterion.

Does the error hide a failure to meet analysts’ consensus expectations?	For each quarter of 2006 and the first quarter of 2007, we compared the ‘Earnings per share as reported’ and the ‘Earnings per share adjusted’ to the analysts’ consensus EPS estimates. We found that the Company’s ‘Earnings per share as reported’ and the ‘Earnings per share adjusted’ were below each quarter’s estimate.	Since the Company’s EPS using the ‘as reported’ and ‘adjusted’ amounts were below the Analysts’ consensus estimates, the error is not material under this criterion.

Criteria	Consideration	Qualitatively Material?

Does the error change a net loss into net income or vice versa?	In all periods, the Company has pre-tax income using the ‘as reported’ and ‘adjusted’ amounts.	The error is not material under this criterion.

Does the error impact the Company’s compliance with regulatory, loan or contractual covenants?	The Company has no regulatory, loan or contractual covenants tied to restricted stock expense, pre-tax income, net income or earnings per share.	This criterion is not applicable.

Does the error increase management’s compensation?	In 2006, management’s performance compensation targets and actual performance were computed using the incorrect accounting method related to the restricted stock compensation charge. As a result, the error did not impact management’s performance compensation.	The error is not material under this criterion.

Does the error conceal an unlawful transaction?	This accounting method error is not related to an unlawful transaction.	The error is not material under this criterion.

Was the error intentional?	The error occurred because the Company incorrectly interpreted SFAS No. 123(R). This was not an intentional error.	The error is not material under this criterion.
We also considered what the ‘market’s’ reaction to this error would be. On May 8, 2007, we disclosed in our ‘2007 First Quarter Financial Results’ that we changed our method for recognizing restricted stock grant expense and that the impact was $1.2 million. Following that announcement, the value of our stock price increased. From May 8, 2007 to June 30, 2007, our stock price increased 29.9 percent. This trend implies that the ‘market’ does not view this matter as material from a quantitative perspective. From a qualitative perspective, we considered if the ‘market’ would have significant reaction to the conclusion that the 2006 financial statements contained an error of $1.2 million. Considering that we disclosed that the Company had three Material Weaknesses as of December 31, 2006 and that this issue was raised and addressed by the Company’s new CFO, we do not expect that the ‘market’ would view this error in the 2006 financial statements as material to its overall views of the Company.
In our earnings release and analyst call for the ‘2007 Second Quarter Financial Results’, we noted that we are addressing a question about the $1.2 million expense recorded in the first quarter of 2007 when we changed the restricted stock compensation accounting method. We said that we were considering if some or all of this expense should have been recorded in 2006 instead of 2007. Since that announcement, we have received very few questions about this matter. The questions we have received were: ‘how long will it take to resolve this matter?’ and ‘could the amount be larger than you have disclosed?’ The absence of comments expressing concern about this amount implies that the ‘market’ does not find this amount material.
Based on all of the above qualitative considerations, our conclusion is that the impact of the error is not material to our prior financial statements from a qualitative perspective.
Overall Materiality Conclusion
2006 annual and quarterly financial statements and 2007 annual financial statements
Based on the quantitative and qualitative considerations described above, the impact of this error is not material to our 2006 annual financial statements, our quarterly financial statements for 2006, and our 2007 projected annual financial statements from both the quantitative and qualitative perspectives.
First quarter 2007 financial statements
Recording the cumulative error correction in the first quarter of 2007 is possibly material from a quantitative perspective, but not material from a qualitative perspective. In combining these two perspectives, we note that one perspective is ‘possible’ while the other more definite. Also, as the error was already disclosed, the qualitative impact incorporates the quantitative impact (because the amount of the error was made known to the users of the financial statements). These two additional considerations cause us to conclude that the impact of correcting this error in the first quarter of 2007 was not material to the Company’s financial statements for that period.
Approach to correct an immaterial error
SEC Staff Accounting Bulletin Topic 5F addressed the scenario where a company needs to correct an error in its previously issued financial statements that is deemed immaterial to those financial statements and to the current income statement. (As described in the preceding section, that is the conclusion that management has reached.) This guidance calls for the company to record the cumulative impact of the change in the income statement for the period in which the change is made.
The treatment we applied in the first quarter 2007 financial statements is consistent with this guidance. Therefore, our conclusion is that we do not need to adjust our previously filed financial statements for this error.
Disclosure in future filings
Supplementally, we provide the Staff with the following proposed disclosure that we will include in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007:
“Restricted Stock Compensation
The Company recognizes its restricted stock compensation expense using the straight-line method over the requisite service period of the entire award. The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. If a portion of the restricted stock vests immediately or in another pattern such that the cumulative expected vested amount exceeds the cumulative straight line expense amount, we will record compensation expense equal to at least the cumulative compensation expense of the expected vested amount of the restricted stock. In 2006, the Company recognized cumulative expense equal to the greater of the cumulative straight line expense or the cumulative vested amount. The Company recognized an additional $1.2 million of compensation expense in the first quarter of 2007 to correct the previous compensation expense recognized in 2006. The impact of this adjustment was not considered material to the Company’s annual and quarterly 2006 and first quarter 2007 consolidated statements of financial position, results of operations or its cash flows.”
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s 2006 Form 10-K report and the 10-Q report as of and for the quarter ended March 31, 2007:

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2006 Annual Report on Form 10-K and Quarterly Report on Form 10-Q as of and for the quarter ended March 31, 2007; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company appreciates the work of the Staff to assist in the Company’s compliance with the SEC’s disclosure requirements and to enhance the overall disclosure in the Company’s financial reports.
If you have any questions about our responses, please do not hesitate to contact the Company chief financial officer, Peter Collins, at (323) 266-3072.
Sincerely,
TRUE RELIGION APPAREL, INC.
/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer

EXHIBIT A
RESTRICTED STOCK COMPENSATION
METHOD COMPARISON

Grant date			4-Jan-06
# of shares granted			255,000
stock price on grant date			$16.86
Total value of grant			$4,299,300
Vesting schedule:
	immediate	4-Jan-06	25%
	1 year	4-Jan-07	50%
	2 year	4-Jan-08	25%

	Q1	Q2	Q3	Q4	FY 2006
Method used in 2006

Straight-line	$537,413	$537,413	$537,413	$537,413
Vested	$1,074,825	—	—	—

Cumulative greater amount	$1,074,825	$1,074,825	$1,612,238	$2,149,650

Expense by quarter	$1,074,825	—	$537,413	$537,413	$2,149,650

Method adopted in Q1 2007

Immediate vested	$1,074,825	—	—	—
Vested at first anniversary	$537,413	$537,413	$537,413	$537,413

Expense by quarter	$1,612,238	$537,413	$537,413	$537,413	$3,224,475

	Difference between the two methods				$(1,074,825)

Note: in addition to the 255,000 restricted shares presented above, the Company issued 22,000 other shares of restricted stock to other employees in 2006. The grand total of the difference between the two methods, incorporating the 255,000 shares and the 22,000 shares, is $1,187,000.

EXHIBIT B
CONSIDERATION OF MATERIALITY OF ERROR ON THE
FINANCIAL STATEMENTS
(Dollars in thousands)

	2006					2007
							Projected
	Q1	Q2	Q3	Q4	FY	Q1	FY

PRE-TAX INCOME:
Pre-tax income as reported	$10,643	$7,993	$12,986	$7,133	$38,755	$7,029	$44,630
Compensation expense as originally reported — “Method Used in 2006”	1,075	—	537	537	2,149	4,133	7,863
Compensation expense that should have been recorded — “Method Adopted in Q1 2007”	(1,612)	(574)	(575)	(575)	(3,336)	(2,946)	(6,676)

Adjusted pre-tax income	$10,106	$7,419	$12,948	$7,095	$37,568	$8,216	$45,817

Net effect of error on pre-tax income	$(537)	$(574)	$(38)	$(38)	$(1,187)	$1,187	$1,187
Applicable materiality pre-tax income reference point	$18,784	$18,784	$18,784	$18,784	$37,568	$22,315	$45,817
Net effect of error as a % of applicable pre-tax income reference point	-2.9%	-3.1%	-0.2%	-0.2%	-3.2%	5.3%	2.6%
Impact of error from a quantitative perspective	most-likely immaterial	most-likely immaterial	most-likely immaterial	most-likely immaterial	most-likely immaterial	possibly material	most-likely immaterial

NET INCOME:
Pre-tax income as reported	$10,643	$7,993	$12,986	$7,133	$38,755	$7,029	$44,630
Provision for income taxes as reported	4,172	3,119	4,789	2,240	14,320	2,846	18,075

Net income as reported	$6,471	$4,874	$8,197	$4,893	$24,435	$4,183	$26,555

Adjusted pretax income	$10,106	$7,419	$12,948	$7,095	$37,568	$8,216	$45,817
Adjusted provision for income taxes (1)	3,953	2,885	4,773	2,224	13,836	3,327	18,556

Adjusted net income	$6,153	$4,534	$8,175	$4,871	$23,732	$4,889	$27,261

Net effect of error on net income	$(318)	$(340)	$(22)	$(22)	$(703)	$706	$706
Applicable materiality net income reference point	$11,866	$11,866	$11,866	$11,866	$23,732	$13,631	$27,261
Net effect of error as a % of applicable net income reference point	-2.7%	-2.9%	-0.2%	-0.2%	-3.0%	5.2%	2.6%
Impact of error from a quantitative perspective	most-likely immaterial	most-likely immaterial	most-likely immaterial	most-likely immaterial	most-likely immaterial	possibly material	most-likely immaterial

(1)	Compensation error was tax effected at statutory rate.

EXHIBIT B
CONSIDERATION OF MATERIALITY OF ERROR ON THE
FINANCIAL STATEMENTS
(Shares in thousands)
(Continued)

	2006					2007
							Projected
	Q1	Q2	Q3	Q4	FY	Q1	FY

EARNINGS PER SHARE:
Weighted average shares outstanding:
Basic	22,453	22,801	22,927	22,998	22,797	23,374	23,374
Diluted	23,432	23,404	23,613	23,595	23,577	23,584	23,584

Earnings per share as reported:
Basic	$0.29	$0.21	$0.36	$0.21	$1.07	$0.18	$1.14
Diluted	$0.28	$0.21	$0.35	$0.21	$1.04	$0.18	$1.13

Earnings per share adjusted:
Basic	$0.27	$0.20	$0.36	$0.21	$1.04	$0.21	$1.17
Diluted	$0.26	$0.19	$0.35	$0.21	$1.01	$0.21	$1.16

Net effect of error on basic EPS	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.03)	$0.03	$0.03
Net effect of error on diluted EPS	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.03)	$0.03	$0.03

Net effect of error on diluted EPS	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.03)	$0.03	$0.03
Applicable materiality diluted EPS reference point	$0.50	$0.50	$0.50	$0.50	$1.01	$0.58	$1.16
Net effect of error as a % of applicable diluted EPS reference point	-2.7%	-2.9%	-0.2%	-0.2%	-3.0%	5.2%	2.6%

Impact of error from a quantitative perspective	most-likely immaterial	most-likely immaterial	most-likely immaterial	most-likely immaterial	most-likely immaterial	possibly material	most-likely immaterial